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                              September 22, 2022

       Cheng Chen
       Chief Executive Officer
       Chanson International Holding
       No. 26 Culture Road, Tianshan District
       Urumqi, Xinjiang, China

                                                        Re: Chanson
International Holding
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            September 2, 2022
                                                            File No. 333-254909

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1/A Filed on September 2, 2022

       General

   1. Please disclose (1) whether your business segments, products, lines of service, projects, or operations are
materially impacted by the pandemic-related lockdowns in China and (2)
                                                        the impact of consumer
demand declines in China. In addition, discuss any steps you are taking to mitigate
adverse impacts to your business.
   2. You disclose that inflation affects your results of operations. Please expand to identify the principal factor(s)
contributing to the inflationary pressures the company has experienced and clarify the
resulting impact to the company, including to revenues, costs and expenses and gross profit.
Please also identify actions planned or taken, if any, to mitigate inflationary pressures.
 Cheng Chen
Chanson International Holding
September 22, 2022
Page 2
3. Please disclose whether and how your business, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of
         Russia   s invasion of Ukraine. For example, discuss whether you have or expect to:

             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., certain food products such as tomato paste);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business
Capitialization, page 57

4. We note you present a full pro forma capitalization column that assumes the over allotment option is exercised in full. Since it is not clear you can conclude that exercise of the over allotment option is probable, it does not appear your current presentation is appropriate. In lieu of presenting a full pro forma column that assumes the over allotment option is exercised in full, we would not object to a footnote to the pro forma column that
FirstName LastNameCheng Chen
       excludes the over allotment option to disclosure the impact if the over allotment option is
Comapany    NameChanson
       exercised             International
                  in full. Please          Holding
                                  be advised, this comment is also applicable
to your disclosures
       under
September   22,Dilution.
                2022 Page 2
FirstName LastName
 Cheng Chen
FirstName LastNameCheng    Chen
Chanson International Holding
Comapany 22,
September NameChanson
              2022       International Holding
September
Page 3    22, 2022 Page 3
FirstName LastName
Financial Statements, page F-1

5. Please continue to consider the financial statement updating requirements of Item 8.A.5 of
         Form 20-F.
        You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at
(202) 551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Ying Li